Exhibit 99.1

26 April 2022

Midatech Pharma PLC

(“Midatech” or the “Company” or, together with its subsidiaries, the “Group”)

Preliminary Results for the Year Ended 31 December 2021

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces its audited preliminary results for the year ended 31 December 2021.

2021 HIGHLIGHTS

Operational

•	In June 2021, in an R&D update we announced:

o	Breakthrough data on the successful encapsulation of a biologic using Q-Sphera technology. We believe no other commercial or academic organisation has been able to successfully deliver therapeutic proteins over extended periods using methods capable of commercial scale up.

o	Delivery of proof of concept formulations of MTX214 and MTX216 to our collaboration partner Janssen for them to undertake in vivo studies.

o	Successful development of a long-acting formulation of MTD211 (Q-brexpiprazole) which, in in vivo studies, demonstrated that a single injectable dose could deliver therapeutic blood levels of brexpiprazole over a period of three months.

•	In July 2021, we closed a Placing of 35.1m new ordinary shares with investors in the UK to raise gross proceeds of £10m (£9m net of expenses).

•	In August 2021, we announced that the Company had moved its headquarters, including offices and custom built laboratories to new facilities at Caspian Point in Cardiff. The new premises were officially opened by Vaughn Gething MS, Welsh Government Minister for the Economy.

•	In December 2021, we announced the successful completion of the 30-day FDA review period of our Investigational New Drug Application for a planned Phase I study of MTX110 in recurrent Glioblastoma Multiforme.

Post period end

•	In January 2022, we announced an extension of our R&D collaboration with Janssen. Under the extended collaboration we will focus on maximizing drug loading and optimizing in vitro duration of release for Janssen’s undisclosed experimental molecule using our Q-Sphera technology.

•	In February 2022, we announced Janssen had added a second molecule to the collaboration with the same objectives of maximizing drug loading and optimizing in vitro duration of release.

Financial

•	Total gross revenue(1) for the year of £0.58m (2020: £0.34m).

•	Customer revenue(2) for 2021 of £0.58m (2020: £0.18m).

•	UK Placing in July 2021 raised £9.0m, net of expenses.

•	Cash and deposits at 31 December 2021 of £10.06m (2020: £7.55m).

•	Net loss from continuing operations of £5.46m (2020: £22.19m loss).

•	Net cash inflow in the year of £2.52m (2020: £3.64m outflow).

•	Tax credit receivable of £0.67m (2020: £1.16m).

1.	Total gross revenue represents collaboration income from continuing operations plus grant revenue.

2.	Customer revenue represents total gross revenue, excluding grant revenue.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494
Turner Pope Investments (TPI) Limited (Broker)
Andrew Thacker / James Pope (Corporate Broking)
Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this announcement may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

INTRODUCTION

Headquartered in Cardiff, UK, and quoted on the AIM market of the London Stock Exchange and on NASDAQ in the US, Midatech is an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines using its three proprietary drug delivery technologies.

STRATEGY

Our strategy is based on two key themes: multiple shots on goal and time and cost to partnerability.

Since the announcement of a Strategic Review in March 2020, we have sought to broaden our R&D pipeline by initiating internal programmes, collaborating with third party pharmaceutical companies on their proprietary active pharmaceutical ingredients, or APIs, and adding new indications to MTX110, our novel formulation and delivery system for panobinostat.

Our realigned strategy is to advance our development programmes to proof of concept stage before seeking licensee partners to fund further development, manufacturing scale-up and commercialisation.

Strategic Imperatives	Progress in 2021	Priorities for 2022
Develop and broaden applications for our three primary drug delivery technologies

In June we announced that we had successfully encapsulated a large molecule protein using Q-Sphera technology and, importantly, preserved the functional integrity and antigen binding of the protein in vitro.

In December we filed a patent covering pharmaceutical compositions and use thereof in combination therapy for brain cancer which is expected to offer opportunities to study MTX110 in combination with other, synergistic drugs.

Additionally, we filed a new divisional patent around our microparticle production device which is intended to protect a new component in the flow process.

Refine processes to extend the capacity of Q-Sphera to accommodate a wider range of biopharmaceuticals.

Generate in vivo data to demonstrate intratumoral delivery of drugs using Q-Sphera technology.

Expand further our patent portfolio to cover new inventions and divisionals to strengthen existing patent families.

Apply our proprietary technologies to develop compelling products to proof of concept stage

In June, we delivered proof of concept formulations, MTX214 and MTX216, to Janssen Pharmaceutica NV, or Janssen, our collaboration partner. Janssen is a wholly-owned subsidiary of Johnson & Johnson. Janssen then undertook in vivo pre-clinical studies for both formulations.

Also in June, we reported that we had successfully developed a long-acting formulation of brexpiprazole using our Q-Sphera technology. In an in vivo study, MTD211 demonstrated that a single dose of MTD211 could deliver therapeutic blood levels of brexpiprazole over a period of three months. There are no long-acting formulations of brexpiprazole currently available.

Also using Q-Sphera technology, we developed a long-acting formulation of tacrolimus. In an in vivo study, MTD219 demonstrated a potential dose interval of three-weeks. Currently there are only twice- or once-daily formulations available.

In December the 30-day FDA review period expired for our Investigational New Drug application (‘IND’) for a planned Phase I study of MTX110 in recurrent Glioblastoma Multiforme (‘GBM’). The study has been judged safe to proceed. Accordingly, we have initiated preparations for the study to begin enrolling patients in mid-2022.

Identify one or two suitable candidates to add to our internal Q-Sphera pipeline.

Secure a partnership with a contract manufacturing organisation, or CMO, to manufacture Q-Sphera products to GMP standards in their facilities such that the products may be used for clinical studies.

Market our technologies, their features and benefits at scientific and/or partnering conferences with a view to identifying suitable candidates for our technologies within the R&D portfolios of to third party pharmaceutical companies. We plan to target companies working in the field of peptides and proteins.

Obtain preliminary results, likely to be progression-free survival data in a limited number of patients, from our Phase I study of MTX110 in recurrent GBM.

Enter into R&D collaborations at the feasibility stage followed by technology and commercialisation licenses post proof of concept

Mid-year, we delivered two proof of concept Q-Sphera formulations as referenced above, to Janssen.

We continued to work on the formulation of Janssen’s proprietary protein and, in January 2022, we announced that the R&D collaboration with Janssen had been extended to focus on maximizing drug loading and optimizing in vitro duration of release of Janssen’s experimental molecule using our Q-Sphera technology.

We have initiated discussions with third parties regarding the potential licensing of MTD211 (Q-brexpiprazole).

Enter into R&D collaborations with third parties to formulate their proprietary molecules using Q-Sphera technology with an emphasis on proteins.

Secure a licensee on appropriate terms for one of our internal Q-Sphera programmes.

Seek a partner to develop, or co-develop, MTX110 once preliminary data from our Phase I study in recurrent GBM become available.

Provide a healthy and stimulating environment in which our staff members can continue to thrive and innovate

We established a Task Force to monitor governmental advice and regulation regarding the COVID-19 pandemic. We took appropriate steps to safeguard the health of staff members including remote working where feasible and social distancing in the workplace.

In August we moved into new offices and purpose-built laboratories in Cardiff. The new laboratories facilitate improved workflow and a safer, cleaner work environment for our staff.

We have been compliant with ISO 9001 since 2014 and again passed an external audit of our quality management system, obtaining the highest level of compliance.

During the year, we introduced a new COSHH assessment procedure to better quantify the safety of chemicals and third parties’ APIs being deployed in our laboratories.

Continue to monitor third party advice and regulation to maintain a safe environment for our staff members.

Develop individualised learning programmes for staff members through participation in conferences, webinars and/or training programmes.

BUSINESS MODEL

Since our Strategic Review in March 2020, we have reverted to a traditional biotech business model. We aim to deploy our proprietary technologies to develop proof of concept formulations and then enter into licensing agreements with third party pharmaceutical companies.

Development

Our intention is to build a balanced portfolio of Q-Sphera programmes employing a bi-fold strategy to create an:

•	internal pipeline of long-acting injectable products by re-formulating existing, approved therapies; and
•	external pipeline by entering into research collaborations with partners to formulate their proprietary products into long-acting injectable products.

We have applied our MidaSolve technology to panobinostat to create our proprietary product, MTX110. Our development strategy for MTX110 is to demonstrate its utility in a range of intractable brain cancers with a series of pilot proof of concept studies before seeking licensee partners.

Once a licensing partner has been secured, we would expect any future development costs to be reimbursed by that partner and for Midatech to receive milestone payments and, ultimately, royalties on sales of the product.

Manufacturing

To establish proof-of-concept in pre-clinical studies for potential licensees, we are able to manufacture non-GMP Q-Sphera products at pilot scale at our Cardiff facility. Our intention is to technology transfer GMP manufacture of clinical trial supplies and ultimately full GMP commercial manufacture to a third party CMO. We would expect a licensee to assume the cost of manufacturing GMP product and commercial scale-up pursuant to a technology transfer agreement.

MTX110 is currently being manufactured to GMP standards at a CMO.

Commercialisation

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the clinical development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

In 2020 Midatech pivoted from a largely singular focus on the clinical development and manufacturing scale up of MTD201 to a strategy based on a broader, but earlier stage, pipeline. The two strategic drivers behind Midatech’s development pipeline, “multiple shots on goal” and “time and cost to partnerability”, are designed to provide optimal opportunities for partnering success while focusing our resources on those projects that will deliver near term data that could attract a development partner.

Our development pipeline includes eight projects of which two are partnered with Janssen:

ID	Technology	API	Therapeutic Area	Administration	Formulation	Pre- clinical	Phase I	Phase II	Partner
MTX110	MidaSolve	Panobinostat	Recurrent Glioblastoma Multiforme	Direct to tumour via CED	X	X	X
MTX110	MidaSolve	Panobinostat	Paediatric brain cancer (DIPG)	Direct to tumour via CED	X	X	X
MTX110	MidaSolve	Panobinostat	Medulloblastoma	Direct to tumour via CED	X	X	X
MTD211	Q-Sphera	Brexpiprazole	Schizophrenia, MDD	Long acting Injectable	X	X
MTD219	Q-Sphera	Tacrolimus	Anti- transplant rejection	Long acting Injectable	X	X
MTX213	Q-Sphera	Undisclosed	Undisclosed	Undisclosed	X				Janssen Pharmaceutica
MTX223	Q-Sphera	Undisclosed	Undisclosed	Undisclosed	X				Janssen Pharmaceutica
MTX114	MidaCore	Methotrexate	Mild to moderate psoriasis	Topical	X

TECHNOLOGIES

Q-Sphera

Technology

Our Q-Sphera technology employs 3-D printing techniques to encapsulate medicines in polymer-based bioresorbable microspheres. The microspheres may be injected to form depots in the body which release drug over predictable, sustained periods from one week up to several months. The features and benefits of Q-Sphera technology offer numerous potential advantages to patients and payors compared with immediate release products and other polymer-based technologies:

FEATURES
Biocompatible biodegradable	Small footprint, scalable manufacturing	Low viscosity, small gauge needles	Tuneable, predictable	Homogenous, monodispersed	Localised delivery	Sub cutaneous Intra muscular Intra tumoral Intra articular Intra ocular

Increased dosage intervals	Low cost, environment friendly	Improved injectability	Targeted to therapeutic window	Low inter-patient variability	Targeted site of action, lower systemic toxicity
BENEFITS

In addition, Q-Sphera products offer the possibility for targeted delivery to the site of disease including intra tumoral, intra articular and intra ocular applications, in each case offering the potential for reduced dose and reduced systemic toxicity.

Pipeline

We have an internal Q-Sphera pipeline including MTD211, a long-acting injectable formulation of brexpiprazole. Brexpiprazole, marketed as Rexulti®, is indicated for schizophremia and as an adjunct in the treatment of Major Depressive Disorder, or MDD.

We are also developing MTD219, a long-acting injectable formulation of tacrolimus, marketed as ProGraf for the prophylaxis of transplant rejection.

In addition, we are working to optimise the drug loading and dissolution profiles of two large molecules, MTX213 and MTX223 under collaboration agreements with our partner Janssen.

MidaSolve

Technology

Our MidaSolve technology increases the aqueous solubility of certain classes of anti-cancer drugs using complexes that solubilize these agents in water, thereby enabling them to be injected in liquid form directly into tumours.

The MidaSolve complexation agents (cyclodextrins) comprise a hydrophobic inner surface and a hydrophilic outer surface, and as a result are capable of forming host-guest complexes with normally water-insoluble molecules. The hydrophobic, poorly water-soluble drug associates with the inner, more hydrophobic surface of the MidaSolve host, while the hydrophilic outer surface allows the complex to dissolve at biological pH.

MTX110

Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumour treatment of intractable brain cancers. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof of concept stage in three indications:

Glioblastoma Multiforme (GBM):

GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumours recur. There are approximately 2-3/100,000(1) population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in unmethylated MGMT patients to approximately 30 months in highly methylated MGMT patients(2).

Following IND approval in December 2021, we are in the process of planning for enrolment of patients in a Phase I exploratory study to assess the utility of MTX110 in recurrent GBM.

Diffuse Intrinsic Pontine Glioma (DIPG):

DIPG tumours are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients(3) worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months(4). There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumour.

In October 2020, we reported the first-in-human study by the University of California, San Francisco (“UCSF”) of MTX110 in DIPG using a convection enhanced delivery (“CED”) system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated.

We are in the process of planning for a Phase II study to confirm the safety and efficacy of MTX110 in DIPG.

Medulloblastoma:

Medulloblastomas are malignant embryonal tumours that start in the cerebellum. They are invasive and, unlike most brain tumours, spread through the cerebrospinal fluid (“CSF”) and frequently metastasize to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients(5) are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the US. The cumulative survival rate is approximately 60%, 52%, and 47% at 5 years, 10 years, and 20 years, respectively(6); however, recurrence is nearly always fatal with no established standard of care.

The University of Texas is undertaking a Phase I exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the CSF.

(1)	American Association of Neurosurgeons
(2)	Radke et al (2019). Predictive MGMT status in a homogeneous cohort of IDH wildtype glioblastoma patients. Acta Neuropathologica Communications 7:89 Online: https://doi.org/10.1186/s40478-019-0745-z
(3)	Louis DN, Ellison DW, et al. The 2016 World Health Organization Classification of Tumors of the Central Nervous System: a summary. Acta Neuropathol 2016; 131:803–820
(4)	Jansen et al, 2015. Neuro-Oncology 17(1):160-166
(5)	Aboian et al (2018). Neuro-Oncology Practice, Volume 5, Issue 4, December 2018
(6)	Smoll NR (March 2012). "Relative survival of childhood and adult medulloblastomas and primitive neuroectodermal tumors (PNETs)". Cancer. 118 (5): 1313–22

MidaCore

Technology

The MidaCore technology platform is based on ultra-small gold nanoparticle (GNP) drug conjugates, which at 2-4nm and among the smallest particles in biomedical use. They are composed of a core of gold salts decorated with an array of therapeutic and/or targeting ligands. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution and target tumour and/or immune sites.

MidaCore design and synthesis GNP technology enables the production of nano-medications, which we believe are five-to-tenfold smaller than any other delivery vehicle in medical use.

 MTX114

Using MidaCore technology, we have developed a re-engineered version of methotrexate, an immuno-suppressant for topical application in psoriasis. If successful, MTX114 would be a topical formulation of methotrexate, thus avoiding the need for potentially toxic systemic administration. Pre-clinical data have shown that MTX114 normalises skin thickness in psoriatic skin models. We are continuing the pre-clinical development programme of MTX114 through an in vivo programme looking at the immuno-suppressive effect and local staining.

CHIEF EXECUTIVE’S REVIEW

Introduction

2021 was the first full year since the announcement of our Strategic Review in March 2020 and realignment of our strategy. We have consolidated operations in our new facilities in Cardiff, expanded our R&D pipeline to eight programmes, secured a world-class collaboration partner for two of those programmes and significantly expanded the opportunities for our technology with the successful encapsulation of proteins in Q-Sphera.

Execution on Realigned Strategy

The Strategic Review was a catalyst for a re-evaluation of our priorities in the context of available resources. We quickly pivoted away from a largely single focus on MTD201 towards a more broadly-based collaborative strategy. Our realigned strategy is focused on exploiting our technologies to develop multiple products to proof of concept stage before seeking partners to fund pivotal studies and take those products through to market. Our financial returns will come from development and sales milestone payments and, ultimately, royalties.

Our intention is to maintain a balanced portfolio of internal and external Q-Sphera projects. Internal projects are based on already marketed APIs. External projects may be proposed by partners and based on their proprietary APIs. We have secured two R&D collaborations with Janssen.

Similarly, our re-alignment of the MTX110 clinical programme to prioritise GBM, an opportunity 30-50 times the size of DIPG, significantly enhances the potential for that product.

We retain the capability to manufacture Q-Sphera products to non-GMP pilot scale in our laboratory in Cardiff. Following the closure of our Bilbao operations, we are working to technical transfer our process to a CMO for GMP manufacture of clinical trial supplies and commercial products.

The clarity of our realigned strategy and the simplification of the investment case enabled us to attract new investment in July which, in turn, allowed us to continue executing on our strategy.

Commercial Update

Our commercial strategy is gaining traction. In July 2020 we announced a collaboration with Janssen to explore the feasibility of applying our Q-Sphera technology to Janssen’s chosen APIs. Following our success in the encapsulation of an exemplar protein, we announced in January 2022 that Janssen has extended our collaboration to optimise the drug loading and in vitro dissolution of Janssen’s proprietary protein.

In March 2022 we announced that Janssen had further extended the collaboration to include the optimisation of drug loading and in vitro dissolution of a second protein. It is reassuring to have a collaboration partner of Janssen’s status validate the work we are doing with Q-Sphera.

R&D Update

With the change in strategic emphasis towards collaborating and partnering at proof-of-concept stage, our R&D portfolio has evolved as follows:

Q-Sphera

Each of the APIs we have developed for our internal Q-Sphera pipeline was identified after a comprehensive evaluation of potential candidates. Both address large markets and, as first in class long-acting injectables, have the potential to offer significant clinical benefits compared with current therapies and, importantly for reimbursement, savings to the healthcare system.

MTD211 (Q-brexpiprazole)

We have successfully developed a long-acting formulation of brexpiprazole. In in vivo studies, MTD211 demonstrated that a single dose is expected to deliver therapeutic blood levels of brexpiprazole over a period of three months. Marketed under the brand name Rexulti®, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder (MDD) and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs is shifting towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalisation events. Sales of long-acting anti-psychotic products in 2020 were approximately US$5.7 billion2 globally.

MTD219 (Q-tacrolimus)

We are refining the development of a long-acting formulation of tacrolimus. In in vivo studies, MTD219 indicated a single dose of MTD29 could deliver therapeutic blood levels of tacrolimus over a period of two to three weeks. Marketed under the brand name ProGraf® among others, tacrolimus is indicated for the prophylaxis of transplant rejection and is currently only available as a once- or twice-daily oral tablet. Tacrolimus has a relatively narrow therapeutic index with potential for negative clinical outcomes from over- or under-dosing. The steady, predictable pharmacokinetics characteristics of Q-Sphera could offer significant advantages to patients and payors.

In June 2020 we announced, as part of an R&D Review, breakthrough data on the successful encapsulation of a protein using Q-Sphera technology. There are no approved long-acting injectable formulations of biologic products such as monoclonal antibodies (mAbs) or other high molecular weight proteins because they are delicate and easily de-natured in manufacture. We demonstrated encapsulation of an exemplar mAb and most importantly, were able to preserve the functional integrity and antigen binding in vitro. The Company believes no other commercial or academic organisation has been able to successfully deliver therapeutic proteins over extended periods using methods capable of commercial scaling. We believe these results could potentially open up very significant opportunities for our Q-Sphera technology. A significant number of latest generation medicines are protein based and reformulation as long-acting injectables could provide significant benefits to patients, physicians and payors. In 2020, the top 10 mAbs recorded aggregate sales of US$74.9 billion1 and all mAbs recorded sales of US$154 billion1 globally.

We are collaborating with Janssen on two large molecule APIs to optimize their respective drug loading and in vitro dissolution profiles.

MidaSolve / MTX110

Employing our MidaSolve technology, MTX110 solubilises panobinostat, a histone deacetylase (HDAC) inhibitor currently used in the treatment of multiple myeloma. In a liquid formulation as MTX110, panobinostat can be delivered directly to a patient's tumour under constant pressure via a catheter system (Convection Enhanced Delivery, or "CED") thereby bypassing the blood-brain barrier and allowing for high drug concentrations and broader drug distribution in and around the tumour while simultaneously minimising systemic toxicity and other side effects.

During 2021, following receipt of promising pre-clinical data from tumour models and in vitro patient-derived cell lines, we re-prioritised our development of our, MTX110, in favour of GBM, potentially a very significant opportunity with annual diagnoses of 2-3/100,000 population and global market potential of US$3-5 billion. In December 2021 we announced the successful completion of the 30-day FDA review period of our IND has been judged safe to proceed with a Phase I study in recurrent GBM. Accordingly, we have begun has preparations for patient enrolment to begin mid-2022 with the possibility of initial progression-free survival data in a limited number of patients by the end of the year.

We initially began developing MTX110 for DIPG, the ultra-rare, highly aggressive and inoperable form of childhood brain cancer. We have an ongoing Phase I study in the US with two more patients required for completion. Thereafter, we plan to initiate a Phase II study in DIPG with safety and efficacy endpoints. We are also evaluating the utility of MTX110 in medulloblastoma in a pilot study at the University of Texas.

As announced in June 2020, we received a letter from counsel to Secura Bio Inc. (Secura Bio), the licensor of panobinostat and API component of MTX110, purporting to terminate the Company's license to panobinostat. Secura Bio three times declined to withdraw its termination of the license. We received a further letter sent on behalf of Secura Bio dated in May 2021 purporting to terminate the Secura License Agreement a second time for alleged material breaches of the agreement, and demanding a non-exclusive, fully paid-up, royalty-free, perpetual license to Midatech’s MTX110 intellectual property. This demand was refused based upon, among other things, Secura Bio’s previous termination of the license in 2020. We continue to enjoy freedom to use panobinostat for research purposes and believe the relevant Secura Bio patents may marginally delay a launch of MTX110 for DIPG but not MTX110 for GBM.

MidaCore

For MTX114 we have deployed our GNP technology to engineer a formulation of methotrexate for the topical treatment of psoriasis. If successful, MTX114 would be a topical formulation of methotrexate, thus avoiding the need for potentially toxic systemic administration. Pre-clinical data have shown that MTX114 normalises skin thickness in mouse psoriatic skin models. There are estimated to be over 100 million(2) people who suffer from psoriasis worldwide.

(1)	Global Data
(2)	Psoriasis.org

Financing

Following the positive news in our R&D Update announcement in June 2021, we raised £10 million gross proceeds through the issue of 35.1 million new ordinary shares via a UK Placing in July. The Company currently has funding, assuming zero incoming license fees, into the first quarter of 2023. The financing was a key strategic decision of the Board. The Board balanced the impact of dilution on existing investors with the opportunities for growth in shareholder value afforded by the fundraise.

COVID-19

In response to the pandemic and government imposed restrictions on movement, we have established a COVID-19 Task Force with the dual objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact of COVID-19 on our vendors and collaborators. We have organised the layout of our offices and laboratories in Cardiff to permit, as far as reasonably practical, social distancing and allow employees to work safely in our offices and laboratories. Notwithstanding these actions, there has been disruption to internal workplans and delays in the recruitment of patients to ongoing clinical trials.

Outlook

The breakthrough data on the encapsulation of a protein using Q-Sphera and retention of its integrity over a significant period is, as far as we know, unique and could offer game-changing opportunities for the Company. We believe we have reasons to view the future with confidence.

FINANCIAL REVIEW

The Strategic Review process which resulted in the restructuring of operations including the termination of further in-house development of MTD201, closure of its Bilbao operations and redundancy of 48 personnel had a material impact on the 2020 comparative numbers referenced below.

Introduction

Midatech Pharma plc (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis

Key performance indicators

	2021	2020	Change

Total gross revenue(1)	£0.58m	£0.34m	69%
Customer revenue (2)	£0.58m	£0.18m	221%
R&D expenditure	£4.65m	£6.07m	(23)%
R&D as % of operating costs	61%	56%	n/a
Net cash inflow/(outflow) for the year	£2.52m	£(3.64)m	n/m

(1)	Total gross revenue represents collaboration income plus grant revenue.
(2)	Customer revenue represents collaboration income only.

Revenue

In the year ended 31 December 2021, Midatech generated consolidated total gross revenue of £0.58m (2020: £0.34m), an increase of 69% on the prior year. Customer revenue for the year was £0.58m (2020: £0.18m), the difference between gross and customer revenue in 2020 being grant revenue of £0.16m. Customer revenue was derived entirely from the Company’s R&D collaboration agreements with Dr Reddy’s laboratories Ltd and Janssen. The R&D collaboration agreement with Dr Reddy’s was subsequently terminated by mutual agreement while the R&D collaboration agreement with Janssen has been expanded to include two proteins. Although R&D collaboration revenue in 2021 increased by only £0.4m compared with 2020, the Company regards this as progress and validation of its partnering strategy.

Research and development expenditure

Research and development costs decreased by £1.41m, or 23% to £4.65m (2020: £6.07m) in the year primarily due to £1.81m lower clinical development costs on MTD201 offset by a £0.48m increase in clinical costs on MTX110 and a £1.21m increase in preclinical costs spread across several projects, including those under R&D collaboration agreements. Personnel costs, share based payment charge and other items increased by £0.32m, £0.21m and £0.22m respectively in 2021 compared with 2020. The prior year included certain items related to the restructuring of the Company following the Strategic Review including redundancy costs, accelerated depreciation and foreign exchange of £0.89m, £0.85m and £0.31m, respectively. Although research and development expenditure as a whole decreased in 2021, importantly, it increased as a percentage of total operating costs from 56% in 2020 to 61% in 2021. The Company believes focusing its resources on research and development as opposed to administrative costs is more likely to generate shareholder value.

Administrative costs

Administrative costs in the year decreased by £2.01m, or 41% to £2.95m (2020: £4.96m) and included decreases in legal, professional fees, insurance and other costs of £0.95m and a decrease in personnel costs of £0.51m offset by an increase in share based payments of £0.15m. The prior year included certain items related to the closure of the Company’s operations in Bilbao, Spain including £0.55m interest on repaid Spanish soft loans and £0.17m related to the settlement of a lawsuit.

Impairment of intangible assets

There was no impairment of intangible assets in 2021 although in the prior year, in connection with our decision to terminate further in-house development of MTD201, we recognized an impairment loss for in-process research and development of £9.30m. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of 31 December 2020, we recognised an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.29m. In connection with the purported termination of our license to panobinostat by Secura Bio in June 2020, we recognized an impairment of an intangible asset of £0.78m as of 31 December 2020.

Staff costs

During the year, the average number of staff decreased to 20 (2020: 40), reflecting the closure of Bilbao operations and the redundancy of five UK-based employees following the Strategic Review. Total staff cost for continued operations fell by 40% to £1.67m (2020: £2.79m).

Capital expenditure

The total cash expenditure on property plant and equipment in 2021 was £0.32m (2020: £0.21m), largely in respect of investment in our laboratory and pilot-scale manufacturing facility in Cardiff.

Other comprehensive income

Other comprehensive income in 2020 comprised a foreign exchange gain of £0.51m arising on retranslation of Midatech’s non-UK operations.

Cash flow

Net cash outflow from operating activities in 2021 was £6.01m (2020: outflow £9.30m) driven by a net loss of £5.46m (2020: loss £22.19m) and after negative movements in working capital of £0.62m (2020: negative £1.56m), taxes received of £1.16m (2020: £1.95m), non-cash impairment of intangible assets of nil (2020: £12.37m) and other net negative adjustments for non-cash items totalling £1.09m (2020: positive £0.12m).

Investing activities outflow in 2021 of £0.28m (2020: inflow of £2.57m) included purchases of property, plant and equipment of £0.32m (2020: £0.21m) offset by proceeds from the disposal of assets of £0.04m (2020: £0.14m). A guarantee deposit of £2.64m in respect of a Spanish government loan repaid during the year was released in 2020.

Financing activities inflow in 2021 of £8.81m (2020: inflow of £3.08m) was driven by receipts from share issues, including exercise of warrants, of £9.04m (2020: £9.74m) offset by the repayment of Spanish government loans of £0.10m (2020: £6.18m). In 2020, Spanish government grants of £0.23m were repaid. The other principal outflows related to interest paid of £0.02m (2020: £0.03m) and payments on lease liabilities of £0.11m (2020: £0.26m).

As a result of the foregoing, net cash inflow for the year was £2.52m (2020: outflow of £3.64m).

Capital structure

Following approval by shareholders at a General Meeting of the Company on 2 March 2020, the Ordinary Shares of 0.005 pence each were consolidated on a one for 20 basis with effect from 3 March 2020 and the consolidated shares were issued with a new International Securities Identification Number of GB00BKT14T00. Midatech’s capital structure on a post-consolidation basis as of 31 December 2021 was as follows:

Post-consolidation Ordinary Shares of 0.1 pence
Ordinary Shares	98,468,387
Warrants 2022 exercisable at £10.00 per Ordinary Share (1)	15,692,276
Warrants exercisable at $6.25 per American Depositary Share	3,150,000
Warrants exercisable at £0.34 per Ordinary Share	6,999,999
Warrants exercisable at $2.05 per American Depositary Share	6,590,910
Warrants exercisable at $2.0625 per American Depositary Share	147,731
Options over Ordinary Shares with a weighted average exercise price of £0.83	2,633,276
Warrants assumed in connection with the 2015 acquisition of DARA with a weighted average exercise price of $61.03	4,080
Options assumed in connection with the 2015 acquisition of DARA with a weighted average exercise price of $95.17	2,835

(1)	Warrants 2022 expired in February 2022.

In addition, there were 1,000,001 deferred shares of £1 each, unaffected by the consolidation.

As a consequence of the consolidation, per share amounts for 2019 have been restated based on one twentieth of the weighted average number of Ordinary Shares outstanding during the year, being 80,546,881 (2020: 42,839,961).

Restructuring in 2020

In March 2020, the Company announced a wide ranging Strategic Review of its operations. The Board decided to terminate further in-house development of MTD201, close the Company’s MTD201 dedicated facilities in Bilbao and make redundant all 43 Bilbao based employees and five UK employees. The cash and non-cash impact of the restructuring on the financial statements during 2020 may be summarised as follows:

	Profit and loss		Balance sheet
	Cash	Non-cash	Cash	Non-cash
	£000	£000	£000	£000

Staff redundancy	959	-	-	-
Repayment of loans, net of deposit returned (incl. penalties)	324	-	3,543	-
Settlement of leases (incl. penalties)	122	-	122	-
Repayment of grant funding (incl. penalties)	229	-	229	-
Impairment of acquired IPRD	-	9,300	-	9,300
Impairment of goodwill	-	2,291	-	2,291
Write down of tangible assets	-	778	-	778
Write back of right of use asset – IFRS16	-	(110)	-	110
Legal, advisory fees	157	-	-	-
Share based payments	-	(520)	-	-
	1,791	11,739	3,894	12,479

As of 31 December 2020, all loans, grants and subsidies other than one Spanish government loan of £0.10m had been repaid. The remaining loan was repaid in February 2021.

Going Concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December, 2021, the Group incurred a consolidated loss from operations of £5.46m and negative cash flows from operating activities of £6.01m. As of 31 December, 2021, the Group had an accumulated deficit of £127.80m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2021, the Group had cash and cash equivalents of £10.06m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the first quarter of 2023.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements.  These forecasts show that further financing will be required before the first quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions that have been placed on the movement of people caused delays to some of the Group’s plans. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its continuing effect.

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Macro-economic environment

The United Kingdom completed its exit from the European Union (“EU”) on 31 January 2020 and the transition period concluded on 31 December, 2020. A new trade agreement with the EU, the EU-UK Trade and Cooperation Agreement, was negotiated and became effective on 1 January 2021. The impact of the new trade agreement on the general and economic conditions in the United Kingdom remains uncertain. There may, for example be additional costs in materials and equipment sourced from the EU and we have experienced some delays in delivery timelines due to additional administration.

The recent invasion by Russian Federation military in Ukraine has had a destabilising impact on the global economy, including energy prices. Although there has been no immediate impact on the Company, it is not possible to assess the medium and long term impact of the conflict on the Company and the global economy generally.

Environmental matters, community, human rights issues and employees

As at 31 December 2021 the Group had 22 employees, of whom 18 were routinely based at its offices in Cardiff. The Company believes it has a relatively modest environmental impact. All materials imported into the Company’s laboratories are assessed for safety purposes and appropriate handling and storage safeguards imposed as necessary. Any small quantities of hazardous materials are removed by licensed waste management contractors. A number of policies and procedures governing expectations of ethical standards and the treatment of employees and other stakeholders are set out in the Company’s Employee Handbook. The Company has also established an anti-slavery policy pursuant to the Modern Slavery Act 2015.

The Company strives to be an equal opportunity employer, irrespective of race or gender. At 31 December 2021; the number of male/female employees was 32%/68%, the number of male/female senior managers was 60%/40% and the number of male/female Directors was 100%/0%.

Annual greenhouse gas emissions

We measure our environmental performance by reporting our carbon footprint in terms of tonne CO2 equivalent. We report separately on our indirect emissions from consumption of electricity (Scope 2) and emissions consisting of employee travel in cars on company business (Scope 3) estimated on the basis of miles travelled. The Group have elected to monitor and report its energy efficiency using tonnes of CO2 per employee as an intensity ratio.

Methodology

In calculating the reported energy usage and equivalent greenhouse gas emissions the Group have referred to the HM Government Environment Reporting Guidelines and the GHG Reporting Protocol. A location based allocation methodology was used to calculate electricity usage.

Tonnes CO2	2021	2020
Scope 2	21	27
Scope 3	4	3
Total	25	30
Intensity ratio (tonnes of CO2 per employee)	1.2	1.4

Note: In order to present like-for-like comparative data, consumption by Midatech Pharma (España) SL has been excluded from 2020.

The Company’s electricity costs for 2021 were approximately £16,000. The Company has no immediate plans to improve energy efficiency.

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2021 £’000		2020 £’000		2019 £’000
Revenue		578		180		312
Grant revenue		–		163		362
Total revenue		578		343		674
Other income		24		12		15
Research and development costs		(4,654)		(6,068)		(7,843)
Distribution costs, sales and marketing		–		–		(323)
Administrative costs		(2,946)		(4,958)		(3,841)
Impairment of intangible assets		–		(12,369)		–
Loss from operations		(6,998)		(23,040)		(11,318)
Finance income	2	936		1		492
Finance expense	2	(44)		(431)		(97)
Loss before tax		(6,106)		(23,470)		(10,923)
Taxation	3	646		1,281		1,785
Loss from continuing operations		(5,460)		(22,189)		(9,138)
Loss from discontinued operations net of tax		–		–		(947)
Loss for the year attributable to the owners of the parent		(5,460)		(22,189)		(10,085)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange gains/(losses) arising on translation of foreign operations		–		508		(207)
Total other comprehensive income/(loss ) net of tax		–		508		(207)
Total comprehensive loss attributable to the owners of the parent		(5,460)		(21,681)		(10,292)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	4	(7	)p	(52	)p	(50	)p
Discontinued operations
Basic and diluted loss per ordinary share - pence	4	–		–		(5	)p

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2021 £’000	2020 £’000	2019 £’000
Assets
Non-current assets
Property, plant and equipment	5	1,152	542	2,154
Intangible assets		–	–	12,379
Other receivables due in greater than one year		–	–	2,625
		1,152	542	17,158
Current assets
Trade and other receivables		1,034	572	992
Taxation		670	1,157	1,817
Cash and cash equivalents		10,057	7,546	10,928
		11,761	9,275	13,737
Total assets		12,913	9,817	30,895
Liabilities
Non-current liabilities
Borrowings	6	620	60	5,670
Provisions		–	50	–
		620	110	5,670
Current liabilities
Trade and other payables		1,092	1,230	4,494
Borrowings	6	146	200	412
Provisions		50	–	97
Derivative financial liability	7	553	1,559	664
		1,841	2,989	5,667
Total liabilities		2,461	3,099	11,337

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2021 £’000	2020 £’000	2019 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	8	1,098	1,063	1,023
Share premium		83,434	74,364	65,879
Merger reserve		53,003	53,003	53,003
Warrant reserve		720	720	–
Foreign exchange reserve		–	–	(508)
Accumulated deficit		(127,803)	(122,432)	(99,839)
Total equity		10,452	6,718	19,558
Total equity and liabilities		12,913	9,817	30,895

Consolidated statements of cash flows

For the year ended 31 December

	Note	2021 £’000	2020 £’000	2019 £’000
Cash flows from operating activities
Loss for the year		(5,460)	(22,189)	(10,085)
Adjustments for:
Depreciation of property, plant and equipment	5	213	1,089	979
Depreciation of right of use asset	5	190	118	303
Amortisation of intangible fixed assets		–	10	3
Profit on disposal of fixed assets		(39)	(226)	–
Impairment of intangible assets		–	12,369	–
Finance income	2	(936)	(1)	(492)
Finance expense	2	44	431	97
Share-based payment debit/(credit)		89	(404)	(34)
Taxation	3	(646)	(1,281)	(1,785)
Loss from discontinued operations, net of tax		–	–	947
Foreign exchange (gains)/losses		(3)	387	(140)
Cash flows from operating activities before changes in working capital		(6,548)	(9,697)	(10,207)
Decrease in trade and other receivables		(487)	493	725
(Decrease)/Increase in trade and other payables		(130)	(2,004)	1,141
Decrease in provisions		–	(47)	(68)
Cash used in operations		(7,165)	(11,255)	(8,409)
Taxes received		1,157	1,954	1,920
Net cash used in operating activities		(6,008)	(9,301)	(6,489)

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2021 £’000	2020 £’000	2019 £’000
Investing activities
Purchases of property, plant and equipment	5	(320)	(209)	(310)
Proceeds from disposal of fixed assets		42	143	–
Purchase of intangibles		–	–	(9)
Long term deposit for guarantee for Government loan		–	2,639	(2,549)
Deposit paid in connection with disposed subsidiary		–	–	(947)
Interest received		–	1	8
Net cash (used in)/generated from investing activities		(278)	2,574	(3,807)
Financing activities
Interest paid		(15)	(34)	(30)
Receipts from sub-lessee on onerous lease		–	45	107
Amounts paid on lease liabilities		(112)	(258)	(450)
Repayment of Government grants on closure of Spanish operation		–	(229)	–
Repayment of borrowings		–	–	(577)
(Repayment)/Proceeds from Government loan		(103)	(6,182)	4,436
Proceeds from Government subsidy		–	–	1,139
Share issues including warrants, net of costs	8	9,035	9,742	14,108
Net cash generated from financing activities		8,805	3,084	18,733
Net increase/(decrease) in cash and cash equivalents		2,519	(3,643)	8,437
Cash and cash equivalents at beginning of year		7,546	10,928	2,343
Exchange (losses)/gains on cash and cash equivalents		(8)	261	148
Cash and cash equivalents at end of year		10,057	7,546	10,928

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021	1,063	74,364	53,003	720	–	(122,432)	6,718
Loss for the year	–	–	–	–	–	(5,460)	(5,460)
Foreign exchange translation	–	–	–	–	–	–	–
Total comprehensive loss	–	–	–	–	–	(5,460)	(5,460)
Transactions with owners
Shares issued on 19 February 2021	–	161	–	–	–	–	161
Costs associated with share issue on 19 February 2021	–	(10)	–	–	–	–	(10)
Shares issued on 6 July 2021	35	9,965	–	–	–	–	10,000
Costs associated with share issue on 6 July 2021	–	(1,046)	–	–	–	–	(1,046)
Share-based payment charge	–	–	–	–	–	89	89
Total contribution by and distributions to owners	35	9,070	–	–	–	89	9,194
At 31 December 2021	1,098	83,434	53,003	720	–	(127,803)	10,452

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	–	(508)	(99,839)	19,558
Loss for the year	–	–	–	–	–	(22,189)	(22,189)
Foreign exchange translation	–	–	–	–	508	–	508
Total comprehensive loss	–	–	–	–	(508)	(22,189)	(21,681)
Transactions with owners
Shares issued with warrants on 18 May 2020	16	2,527	–	720	–	–	3,263
Costs associated with shares issued with warrants on 18 May 2020		(544)	–	–	–	–	(544)
Shares issued on 27 July 2020	21	5,729	–	–	–	–	5,750
Costs associated with share issue on 27 July 2020		(489)	–	–	–	–	(489)
Shares issued on 19 August 2020	3	1,278	–	–	–	–	1,281
Costs associated with share issue on 19 August 2020		(16)	–	–	–	–	(16)
Share-based payment credit	–	–	–	–	–	(404)	(404)
Total contribution by and distributions to owners	40	8,485	–	720	–	(404)	8,841
At 31 December 2020	1,063	74,364	53,003	720	–	(122,432)	6,718

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	(10,085)	(10,085)
Foreign exchange translation	–	–	–	(207)	–	(207)
Total comprehensive loss	–	–	–	(207)	(10,085)	(10,292)
Transactions with owners
Shares issued on 26 February 2019	17	13,388	–	–	–	13,405
Costs associated with share issue on 26 February 2019	–	(1,120)	–	–	–	(1,120)
Shares issued on 29 October 2019	3	1,211	–	–	–	1,214
Costs associated with share issue on 29 October 2019	–	(539)	–	–	–	(539)
Share-based payment credit	–	–	–	–	(34)	(34)
Total contribution by and distributions to owners	20	12,940	–	–	(34)	12,926
At 31 December 2019	1,023	65,879	53,003	(508)	(99,839)	19,558

Notes forming part of the financial statements

For the year ended 31 December 2021

1.	Basis of preparation

The consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, and they are prepared in accordance with international financial reporting standards. The consolidated financial statements have been prepared on a historical cost basis except that the following assets and liabilities are stated at their fair value: certain financial assets and financial liabilities measured at fair value, and liabilities for cash-settled share-based payments.

The financial information contained in this final announcement does not constitute statutory financial statements as defined in Section 435 of the Companies Act 2006. The financial information has been extracted from the financial statements for the year ended 31 December 2021 which have been approved by the Board of Directors, and the comparative figures for the year ended 31 December 2020 and 31 December 2019 are based on the financial statements for that year.

The financial statements for 2020 and 2019 have been delivered to the Registrar of Companies and the 2021 financial statements will be delivered after the Annual General Meeting.

The auditor’s report for the Company’s 2021 Annual Report and Accounts was unqualified but did draw attention to the material uncertainty relating to going concern. The auditor’s report did not contain statements under s498(2) or (3) of the Companies Act 2006

Whilst the financial information included in this results announcement has been prepared in accordance with International Financial Reporting Standards (IFRSs) this announcement does not itself contain sufficient information to comply with IFRSs. The information in this results announcement was approved by the board on 12 April 2022.

The Directors confirm that, to the best of their knowledge, this condensed set of consolidated financial statements has been prepared in accordance with the AIM Rules.

Going concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2021, the Group incurred a consolidated loss from operating activities of £5.5m and negative cash flows from operations of £6.0m. As of 31 December 2021, the Group had an accumulated deficit of £127.8m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2021, the Group had cash and cash equivalents of £10.1m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the first quarter of 2023.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions that have been placed on the movement of people caused delays to some of the Group’s plans. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its continuing effect.

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

2	Finance income and expense

	2021 £’000	2020 £’000	2019 £’000
Finance income
Interest received on bank deposits	–	1	8
Gain on equity settled derivative financial liability	936	–	484
Total finance income	936	1	492

	2021 £’000	2020 £’000	2019 £’000
Finance expense
Interest expense on lease liabilities	36	20	30
Other loans	8	14	67
Loss on equity settled derivative financial liability	–	397	–
Total finance expense	44	431	97

The gain/(loss) on the equity settled derivative financial liability in 2021, 2020 and 2019 arose as a result of the movement in share price (note 7).

3	Taxation

	2021 £’000	2020 £’000	2019 £’000
Current tax credit
Current tax credited to the income statement	646	1,144	1,782
Taxation payable in respect of foreign subsidiary	–	(21)	–
Adjustment in respect of prior year	–	158	3
	646	1,281	1,785
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	646	1,281	1,785

There was no tax charge relating to discontinued operations for 2021, 2020 and 2019.

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2021 £’000	2020 £’000	2019 £’000
Loss before tax	(6,106)	(23,470)	(11,870)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19%	(1,160)	(4,459)	(2,255)
Expenses not deductible for tax purposes	75	596	1,087
Income not taxable	(2)	(75)	–
Unrelieved tax losses and other deductions	–	–	(114)
Adjustment in respect of prior period	–	(158)	(3)
Surrender of tax losses for R&D tax refund	(280)	(491)	(1,810)
Foreign exchange differences		–	1
Deferred tax not recognised	721	3,306	1,309
Total tax credited to the income statement	(646)	(1,281)	(1,785)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

An adjustment has been recognised in 2020 in respect of the prior period of £158k, this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC in 2020.

4	Loss per share

	2021 £’000		2020 £’000		2019 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(5,460)		(22,189)		(9,138)
Discontinued operations	–		–		(947)
Denominator
Weighted average number of ordinary shares used in basic EPS:	80,546,881		42,839,961		18,330,588
Basic and diluted loss per share:
Continuing operations – pence	(7	)p	(52	)p	(50	)p
Discontinued operations – pence	–		–		(5	)p

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The comparative denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

5	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2019	253	2,013	383	3,651	–	6,300
Adoption of IFRS 16 Leases	–	–	–	–	395	395
Additions	4	137	23	223	822	1,209
Effect of modification to lease terms	–	–	–	–	(82)	(82)
Exchange differences	(9)	(112)	(3)	(136)	(11)	(271)
At 31 December 2019	248	2,038	403	3,738	1,124	7,551
Additions	–	58	16	135	–	209
Effect of modification to lease terms	–	–	–	–	(678)	(678)
Disposal	(202)	(2,184)	(185)	(2,323)	(316)	(5,210)
Exchange differences	7	92	2	112	58	271
At 31 December 2020	53	4	236	1,662	188	2,143
Additions	57	53	16	194	720	1,040
Transfer	–	–	–	(155)	155	–
Effect of modification to lease terms	–	–	–	–	(24)	(24)
Disposal	(50)	(4)	(10)	(138)	(164)	(366)
At 31 December 2021	60	53	242	1,563	875	2,793

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2019	241	1,485	265	2,326	–	4,317
Charge for the year	2	400	70	507	303	1,282
Exchange differences	(8)	(91)	(3)	(93)	(7)	(202)
At 31 December 2019	235	1,794	332	2,740	296	5,397
Charge for the year	9	310	50	720	118	1,207
Disposals	(202)	(2,183)	(185)	(2,300)	(316)	(5,186)
Exchange differences	7	81	2	79	14	183
At 31 December 2020	49	2	199	1,239	112	1,601
Transfer	–	–	–	(74)	74	–
Charge for the year	8	5	22	178	190	403
Disposals	(50)	(3)	(8)	(138)	(164)	(363)
At 31 December 2021	7	4	213	1,205	212	1,641
Net book value
At 31 December 2021	53	49	29	358	663	1,152
At 31 December 2020	4	2	37	423	76	542
At 31 December 2019	13	244	71	998	828	2,154

In April 2021 the Group signed an agreement to lease new premises in Cardiff to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The principal terms of the lease are as follows:

•	Five-year term with no break clause; and
•	Nine months’ rent free from commencement of lease.

The lease has been recognised as a right of use asset during the period.

6	Borrowings

	2021 £’000	2020 £’000	2019 £’000
Current
Lease liabilities	146	93	233
Government and research loans	–	107	179
Total	146	200	412
Non-current
Lease liabilities	620	60	912
Government and research loans	–	–	4,758
Total	620	60	5,670

During 2021 a euro denominated government and research loan of £103k (2020: £6.2m) was repaid. This amount includes £ nil (2020: £1.2m) of government grants, which is included in the amounts disclosed in note 17. This amount translated at year end rate was £107k (2020: £4.8m).

Book values approximate to fair value at 31 December 2021, 2020 and 2019.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

MPE previously had four Spanish government loans, three were repaid in 2020 with the final loan repaid in February 2021 prior to the liquidation of MPE.

Three of the loans were provided for the finance of research, technical innovation and the construction of their laboratory. The loans were term loans which carried an interest rate below the market rate and were repayable over periods through to 2024. As a result of the Group’s decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao two of these loans were repaid in 2020, with the final loan being repaid in 2021.

The fourth loan received by MPE in September 2019 for €6.6m was awarded under the Spanish Government Reindustrialization programme. The Spanish Government required the company to provide a €2.9 million cash-backed guarantee as security for the loan. The funds were to be used to support Midatech’s manufacturing scale-up facilities construction. This loan was terminated and repaid early in 2020 as a result of the Group’s decision on 31 March 2020. As a result of the early termination interest was charged at market rates up to the date of satisfaction of the loan.

The loans carried default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The deferred revenue element of the government loans is designated within note 17 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 21. As a result of the repayment of the loans these were fully amortised during 2020.

7	Derivative financial liability – current

	2021 £’000	2020 £’000	2019 £’000
Equity settled derivative financial liability
At 1 January	1,559	664	–
Warrants issued	–	997	1,148
Transfer to share premium on exercise of warrants	(70)	(499)	–
Gain recognised in finance income within the consolidated statement of comprehensive income	(936)	397	(484)
At 31 December	553	1,559	664

Equity settled derivative financial liability is a liability that is not to be settled for cash.

May 2020 warrants

In May 2020 the Company issued 9,545,456 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 21. A key input in the valuation of the instrument is the Company share price. Exercise price per ADR is $2.05 and $2.0625.

October 2019 warrants

In October 2019 the Company issued 3,150,000 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model. The exercise price per ADR is $6.25.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the warrants and options is $61.03 and $95.17 respectively.

The following table details the outstanding warrants as at 31 December and also the movement in the year:

	At 1 January 2019	Granted	Lapsed	At 31 December 2019	Granted	Exercised	At 31 December 2020	Lapsed	Exercised	At 31 December 2021
May 2020 grant	–	–	–	–	7,545,456	(2,500,000)	7,045,456	–	(306,815)	6,738,641
October 19 grant	–	3,150,000	–	3,150,000	–	–	3,150,000	–	–	3,150,000
DARA Warrants	116,206	–	(111,582)	4,624	–	–	4,624	(544)	–	4,080
DARA Options	6,167	–	(3,332)	2,835	–	–	2,835	–	–	2,835

8	Share capital

Authorised, allotted and fully paid – classified as equity	2021 Number	2021 £	2020 Number	2020 £	2019 Number	2019 £
At 31 December
Ordinary shares of £0.001 each	98,468,387	98,468	63,073,852	63,074	23,494,981	23,495
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,098,469		1,063,075		1,023,496

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The above table reflects the share consolidation in the comparative figures.

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and

(b) to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.